Cascal N.V. Announces Proposal to Elect Adrian White to Board of Directors

LONDON, July 9 /PRNewswire-FirstCall/ -- Cascal N.V. (NYSE: HOO) (the “Company”), a leading provider of water and wastewater services in seven countries, today announced that it will submit a proposal to elect Adrian White, 66, to the Company’s board of directors at the upcoming Annual General Meeting. If elected to the board, White will become the 7th member, and will bring over four decades of water industry experience as the founder and chairman of the Biwater Group, Cascal’s largest shareholder.

White is currently a 70 percent owner of the Biwater Group, a global water company engaged in the design and construction of water and wastewater treatment plants, as well as a provider of consultancy services for millions of people in over 30 countries. Biwater has extensive capabilities in the desalination market and in improving water systems including leakage reduction and water re-use. White is also the founder of British Water, and is the owner of Denbies Wine estate, the United Kingdom’s largest vineyard. In 1993, he was awarded the CBE (Commander of the most excellent order of the British Empire) in recognition of his services to British exportation and the water industry. White also served on the BBC’s Board of Governors between 1995 and 2000.

Stephane Richer, Cascal’s Chief Executive Officer commented on the proposed appointment of Mr. White saying, “As our largest shareholder, Adrian has remained in close contact with Cascal’s board of directors, and we view his potential appointment as being very positive for our company and our shareholders. When we became aware of his desire to become more involved with the Company, the board welcomed the opportunity.” Richer continued, “The potential addition of Adrian to our board will strengthen our company as we work to continue to grow our business.”

About Cascal N.V.
Cascal provides water and wastewater services to its customers in seven countries: the United Kingdom, China, South Africa, Chile, Indonesia, Panama and The Philippines. Cascal's customers are predominantly homes and businesses representing a total population of approximately 4.3 million.

Forward-looking statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to the future of our operations in Panama. Such forward-looking statements are not guarantees of future performance. There are important factors, many of which are outside of our control, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements including: general economic business conditions, unfavorable weather conditions, housing and population growth trends, changes in energy prices and taxes, fluctuations with currency exchange rates, changes in regulations or regulatory treatment, changes in environmental compliance and water quality requirements, availability and the cost of capital, the success of growth initiatives, acquisitions and our ability to successfully integrate acquired companies and other factors discussed in our filings with the Securities and Exchange Commission, including under Risk Factors in our Form 20-F for the fiscal year ended March 31, 2008, filed with the SEC on June 25, 2008. We do not undertake and have no obligation to publicly update or revise any forward-looking statement.

Investor Contacts:
KCSA Strategic Communications
Jeffrey Goldberger / Yemi Rose
+1 212.896.1249 / +1 212.896.1233
jgoldberger@kcsa.com / yrose@kcsa.com

CONTACT: Investor Contacts: Jeffrey Goldberger, +1-212-896-1249, jgoldberger@kcsa.com, or Yemi Rose, +1-212-896-1233, yrose@kcsa.com, both of KCSA Strategic Communications